SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_________________________

ENZON PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
_________________________

ENZON PHARMACEUTICALS, INC.
(Names of Filing Persons (Issuer))
_________________________

4 1/2% Convertible Subordinated Notes due 2008
(Title of Class of Securities)

293904AB4
(CUSIP Number of Class of Securities)
_________________________

Scott B. Waldman
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, New Jersey 08807
(908) 541-8600

Copy to:
Todd R. Chandler, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
_________________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$173,700,000	$18,585.90

*	Calculated solely for purpose of determining the amount of the filing fee pursuant to and based upon a purchase of $180,000,000 aggregate principal amount of Enzon’s 4 1/2% Convertible Subordinated Notes due 2008 at a purchase price of $965 per $1,000 principal amount. The amount of the filing fee, $107.00 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	None	Filing Party:	Not applicable
	Form or Registration No.:	Not applicable	Date Filed:	Not applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

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     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”). This Schedule TO relates to the offer by Enzon to purchase for cash up to $180,000,000 aggregate principal amount of its 4 1/2% Convertible Subordinated Notes due 2008 (the “Notes”) plus accrued and unpaid interest to the date of repurchase upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2006 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Notes were issued by Enzon pursuant to an Indenture, dated as of June 26, 2001, between Enzon and Wilmington Trust Company, as trustee.

Item 1.  Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase entitled “SUMMARY” is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a)  Name and Address. The issuer of the Notes is Enzon Pharmaceuticals, Inc., a Delaware corporation. Its principal executive offices are located at 685 Route 202/206, Bridgewater, NJ 08807 and its telephone number is (908) 541-8600.

     (b)  Securities. The subject class of securities is Enzon’s 4 1/2% Convertible Subordinated Notes due 2008. As of June 6, 2006 there was $260,223,000 aggregate principal amount of Notes outstanding.

     (c)  Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Market Price Information; Other Matters” is incorporated herein by reference.

Item 3.  Identity and Background of the Filing Person.

     (a)  Name and Address. The Company is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

     The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Enzon Pharmaceuticals, Inc., 685 Route 202/206, Bridgewater, NJ 08807 and the telephone number for each such person is (908) 541-8600.

Name	Position
Jeffrey H. Buchalter	Chairman, President and Chief Executive Officer
Craig A. Tooman	Executive Vice President, Finance and Chief Financial Officer
Ivan D. Horak, M.D.	Executive Vice President, Research and Development and Chief Scientific Officer
Paul S. Davit	Executive Vice President, Human Resources
Ralph del Campo	Executive Vice President, Technical Operations
Goran A. Ando, M.D.	Director
Rolf A. Classon	Director
Robert LeBuhn	Director
Victor P. Micati	Director
Phillip M. Renfro	Director
Robert C. Salisbury	Director

Item 4.  Terms of the Transaction.

     (a)  Material Terms. The information set forth in the sections of the Offer to Purchase most specifically under the sections captioned “THE OFFER—Terms of the Offer,” “—Purchase of the Convertible Notes; Payment of Purchase Price,” “—Procedures for Tendering the Convertible Notes,” “—Withdrawal Rights,” “—Conditions of the Offer,” “—Extension of the Offer; Termination; Amendment,” “—Rights of Convertible Note Holders as a Result of the Offer” and “—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

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     (b)  Purchases. The Notes will not be purchased from any officer, director or other affiliate of Enzon.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Agreements Involving the Subject Company’s Securities. Enzon is a party to the following agreements, arrangements or understandings that involve the subject securities:

     Indenture, dated as of June 26, 2001, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon’s Form S-3 (No. 333-67506) on August 14, 2001 and incorporated herein by reference).

     Descriptions of the material provisions of the foregoing agreement are incorporated herein by reference to “Description of the Notes” on pages 17 through 26 of Enzon’s Form S-3 (No. 333-67506) filed August 14, 2001 and incorporated herein by reference.

Item 6.  Purpose of the Tender Offer and Plans or Proposals.

     (a)  Purposes. The information set forth in the sections of the Offer to Purchase entitled “THE OFFER—Purpose of the Offer” is incorporated herein by reference.

     (b)  Use of Securities Acquired. Enzon will deliver all Notes purchased by Enzon in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.

     (c)  Plans. Except for the Offer as set forth below, Enzon is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.  Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Source and Amount of Funds” is incorporated herein by reference.

     (b)  Conditions. Not applicable.

     (d)  Borrowed Funds. Not applicable.

Item 8.Interest in Securities of the Subject Company.

     (a)  Securities Ownership. None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority–owned subsidiaries of such persons, beneficially own any of the subject securities.

     (b)  Securities Transactions. On May 23, 2006, Enzon purchased $124,000,000 aggregate principal amount of the Notes for $967.50 per $1,000 principal amount and $9,777,000 aggregate principal amount of the Notes for $962.50 per $1,000 principal amount through privately negotiated transactions. Enzon purchased these Notes with a portion of the proceeds from its sale of 4% Convertible Senior Notes due 2013.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Persons Employed in Connection with the Offer” is incorporated herein by reference.

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Item 10.  Financial Statements.

     (a)  Financial Information. Not applicable.

     (b)  Pro Forma Information. Not applicable.

Item 11.  Additional Information.

     None.

Item 12.  Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 6, 2006
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Press Release dated June 6, 2006
(b)	Not applicable
(d)(1)	Indenture, dated as of June 26, 2001, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to the Enzon’s Form S-3 (No. 333-67506) on August 14, 2001 and incorporated herein by reference)
(d)(2)	Descriptions of Notes (filed as pages 17 through 26 of Enzon’s Form S-3 (No. 333-67506) on August 14, 2001 and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable

Item 13.  Information Required by Schedule 13E-3.

     Not applicable.

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     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENZON PHARMACEUTICALS, INC.

By:	/s/ Craig A. Tooman
	Name:	Craig A. Tooman
	Title:	Executive Vice President, Finance and Chief Financial Officer

Dated: June 6, 2006

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     EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated June 6, 2006
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Press Release, dated June 6, 2006
(b)	Not applicable
(d)(1)	Indenture, dated as of June 26, 2001, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to the Enzon’s Form S-3 (No. 333-67506) on August 14, 2001 and incorporated herein by reference)
(d)(2)	Descriptions of Notes (filed as pages 17 through 26 of Enzon’s Form S-3 (No. 333-67506) on August 14, 2001 and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable